Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-141953

Prospectus Supplement No. 1 dated April 19, 2007
To Prospectus dated April 18, 2007

UCN, INC.
COMMON STOCK

The prospectus dated April 18, 2007, relates to the offer and sale, from time to time, of up to 6,367,092 shares of the common stock of UCN, Inc. by the selling security holders listed on page 3 of the prospectus or their transferees.

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We originally registered shares of our common stock for sale by selling security holders under a registration statement on Form S-1 filed with the Securities and Exchange Commission, File No. 333-135255, which was first declared effective in July 2006 and we refer to in this prospectus as the “July 2006 Registration.” The July 2006 Registration included 3,430,092 shares consisting of

—	1,956,527 shares issued in private placements that closed in May 2006,
—	up to 1,143,565 shares issuable at a conversion rate of $3.00 per share upon conversion of principal and interest of a convertible term note in the principal amount of $3,379,994.31 issued to our primary secured lender in May 2006, as part of a term note and revolving credit financing; and
—	330,000 shares issuable at a price of $2.75 per share upon exercise of a warrant issued to our primary secured lender in May 2006.

Of the 3,430,092 shares registered, to our knowledge none have been sold by the selling security holders. UCN will benefit from a conversion of the convertible term note to equity. UCN will receive the proceeds from exercise of the warrant, if exercised. UCN will not receive any proceeds or benefit from resale of the shares by the selling security holders.

On February 9, 2007, UCN issued to its primary secured lender a warrant to purchase 55,000 shares of common stock at an exercise price of $2.90 per share that expires May 23, 2011, which we refer to as the “2007 CV Warrant.” The common shares underlying the warrant are being registered for resale through the registration statement of which this prospectus forms a part. UCN will receive the proceeds from exercise of the warrant, if exercised. UCN will not receive any proceeds or benefit from resale of the shares by the selling security holder.

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We originally registered shares of our common stock for sale by selling security holders under a registration statement on Form S-1 filed with the Securities and Exchange Commission, File No. 333-130748, that was first declared effective in January 2006, and last amended through a post-effective amendment and related prospectus on April 10, 2006, which we refer to in this prospectus as the “January 2006 Registration.” The January 2006 Registration included 2,882,000 shares consist of 2,332,000 shares issued in private placements that closed in November and December 2005, and 550,000 shares issuable at a price of $2.00 per share upon exercise of warrants issued in the same private placements. None of the warrants have been exercised. UCN will receive the proceeds from exercise of the warrants, if any are exercised. UCN will not receive any proceeds or benefit from resale of the shares by the selling security holders. Of the 2,882,000 shares registered, to our knowledge 147,500 have been sold by the selling security holders.

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Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “UCNN.” On April 18, 2007, the closing bid price for our common stock was $4.03 per share.

Our prospectus dated April 18, 2007, incorporates by reference information presented in our: annual report on Form 10-K for the year ended December 31, 2006; and, current reports on Form 8-K filed with the Securities and Exchange Commission March 13, 2007, March 12, 2007, February 15, 2007, February 13, 2007 (as amended by Form 8-K/A filed April 6, 2007), January 31, 2007, and January 19, 2007. Please see “Where You Can Find Information About UCN” beginning on page 3 of the prospectus.

See “Item 1A. Risk Factors” beginning on page 14 of our annual report on Form 10-K for the year ended December 31, 2006, for information you should consider before you purchase shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Notice About Information Presented In This Supplement

—	This supplement may be used by the Selling Security Holders to offer their shares only if accompanied by the prospectus dated April 18, 2007.
—	This supplement provides information that supersedes, or is in addition to, information presented in the prospectus. If there is any difference between the information presented in this supplement and the information contained in the prospectus, you should rely on the information in this supplement.
—	You should rely only on the information provided in this supplement and the prospectus. We have not authorized anyone to provide you with different information.
—	We do not claim the information contained in this supplement or the accompanying prospectus is accurate as of any date other than the dates on their respective covers.

Forward-looking Statements

You should carefully consider the risk factors set forth in the prospectus, as well as the other information contained in this supplement and the prospectus. This supplement and the prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Operating Results and Financial Condition” sections of our annual report on Form 10-K and the prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this supplement and the prospectus.

Selling Security Holders

In May 2006, UCN entered into a revolving credit and term loan agreement with ComVest Capital LLC, which included a convertible term note with a principal balance of $3.38 million convertible to common stock at the rate of $3.00 of principal or interest for one common share. At that time we issued a warrant to ComVest Capital to purchase 330,000 shares at an exercise price of $2.75 per share that expires May 23, 2011. In February 2007, we issued to ComVest Capital an additional warrant to purchase 55,000 shares of UCN common stock at an exercise price of $2.90 per share that expires May 23, 2011.

On April 18, 2007, ComVest Capital exercised its right to convert the term note to common stock. UCN issued 1,126,664 shares of common stock on conversion of approximately $3.38 million in principal amount of the convertible term note and will pay, in cash, $15,209.97 of interest and $2.31 on a fractional share to ComVest in complete payment and satisfaction of that note. UCN is advised that ComVest Capital sold the common shares issued upon conversion of the note, so that ComVest Capital now holds only warrants. Accordingly, ComVest Capital is now the beneficial owner of 385,000 shares of common stock underlying the warrants described above, all of which shares may be offered by ComVest Capital for resale under the prospectus and, assuming all such shares are sold by ComVest Capital, would result in ComVest having no further common stock ownership interest in UCN.